Form N-SAR, Sub-Item 77D

Policies with respect to security investments



Nuveen California AMT-Free Municipal Income Fund f/k/a Nuveen Insured California Tax-Free Advantage Municipal Fund

811-21212

The annual meeting of shareholders was held in the offices of Nuveen Investments on February 24, 2012; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies as well as voting on a Plan of Reorganization. The meeting was subsequently adjourned to March 30, 2012 at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on January 27, 2012, under Conformed Submission Type DEF 14A, accession number 0000950123-12-027390.